UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934







(Name of Issuer)

Nuway Medical Inc.


(Title of Class of Securities)

Common Stock


(CUSIP Number)

67071A100


(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Nuway Medical Inc.
Dennis Calvert, Pres.
23461 South Pointe Dr.
Laguna Hills, CA  92653
(949) 454-9011


(Date of Event which Requires Filing of this Statement)

Oct. 7, 2003
CUSIP No.     67071A100


1. Names of Reporting Person. I.R.S. Identification Nos. of above person.

            Jon L Alford       ###-##-####

2. Check the  Appropriate Box if a Member of a Group.
a. ______________________________
b. ______________________________


3. SEC Use Only



4. Source of Funds.

            PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)__


6. Citizenship or Place of Organization.

Georgia


Number of       7.  Sole Voting Power____1,700,000_________________________
Shares
Beneficially     8.  Shared Voting Power______0____________________

Each                 9.  Sole dispositive Power____1,700,000_______________
Reporting
Person             10.  Shared Dispositive Power____0_________________
With

11. Aggregate Amount Beneficially Owned by Each Reporting Person.

1,700,000 shares


12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares._________________________
___________________________________________________________________
_____________

13. Percent of Class Represented by Amount in Row (11).

             5%

14. Type of Reporting Person.

         IN
SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this



Date





Signature


                     Jon L. Alford      Individual
Name/Title